Attachment 77K2 - Changes in registrants certifying accountant

February 17, 2012
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:


We have read Item 77-K of Form N-SAR dated February 17, 2012, of The China Fund, Inc and are in agreement with the statements contained in paragraphs one, two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrants statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we have considered such matter in determining the nature, timing and extent of procedures performed relating to our audits of the registrants 2010 and 2009 financial statements.




/s/ Ernst & Young LLP